Mail Stop 3561

								February 15 2006

David H. Zielke, Esquire
Washington Mutual Legal Department
1201 Third Avenue, WMT 1706
Seattle, Washington 98101

      Re:	Long Beach Securities Corp.
		Registration Statement on Form S-3
		Filed January 24, 2006
		File No. 333-131252

Dear Mr. Zielke:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
4. We note that your base prospectus contemplates both residential and commercial mortgage loans. Please note that a separate base prospectus is required if multiple asset types may be securitized in
"discrete pools" in takedowns under the registration statement, unless there is a principal asset class with additional classes limited to
10% of the pool for any particular takedown. Please advise and revise if necessary. Refer to Section III.A.3.b of the Regulation AB Adopting Release (Release No. 33-8518).

Prospectus Supplements

Cover Page
5. Please revise the second paragraph on the left in each prospectus supplement, to ensure that they accurately reflect the language under
Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the "issuing entity." Please also make this change to the What You Own sections of the summary in each prospectus supplement, and throughout the prospectuses.



Description of the Certificates, page S-70
Credit Enhancement, page S-77
6. Please confirm that you will file any enhancement or support agreements or agreements regarding derivative instruments as exhibits.
Refer to Item 1114(a), Instruction 1, and Item 1115(a)(5).
7. Please include bracketed language to show that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if an entity is liable or contingently liable to provide payments representing 10 % or more of the cash flow supporting any offered class.

The Cap Provide, page S-85
8. Please include bracketed language to show that you will disclose financial information if the aggregate significance percentage related to any entity or group of affiliated entities is 10% or more.
Refer
to Item 1115(b) of Regulation AB.

Appendix A, page A-1
9. We suggest explicitly incorporating the Appendices into the text to remove any misunderstanding that they are not part of the prospectus supplement.

Exhibit 5.1
10. Please revise to remove the word "solely" from the first sentence of the final paragraph, to delete the second sentence, and to either delete the third sentence or refile the opinion dated the date of effectiveness.

Exhibit 8.1
11. Please revise to explicitly adopt the discussion in the text as your opinion, rather than merely say it`s an accurate discussion.

Base Prospectus

Part II

Undertakings
12. Please provide the new undertakings required under Securities
Act
Reform.  Refer to Item 512(a) of Regulation S-K.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3750.

								Sincerely,



								Max A. Webb
								Assistant Director

cc:	Via Facsimile (206) 447-0849
	Michael Gamsky, Esquire
	Heller Ehrman LLP
	701 Fifth Avenue, Suite 6100
	Seattle, Washington 98104
Long Beach Securities Corp.
February 15, 2006
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